Pengrowth Energy Trust
CODE OF BUSINESS CONDUCT
AND ETHICS
February 17, 2009

Application
Unless expressly provided herein to the contrary, this Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers, employees, consultants and contractors (each, a, “Member”) of Pengrowth Corporation, Pengrowth Management Limited, Pengrowth Energy Trust and their respective subsidiaries and affiliates (collectively, referred to herein as “Pengrowth”).
Purpose
Pengrowth’s reputation for honesty and integrity has been earned by maintaining the highest standards of business ethics in all our interactions with our co-workers, governments, local communities, shareholders, customers, suppliers, competitors and the public. The commitment of every Member to preserve and perpetuate the letter and spirit of this Code is essential to our continued success.
This Code affirms the policy of Pengrowth and is a guideline to:
•	assure compliance with laws and regulations that govern the business activities of Pengrowth;

•	maintain a corporate climate in which the integrity and dignity of each individual is valued;

•	foster a standard of conduct that reflects positively on Pengrowth; and

•	protect Pengrowth from unnecessary exposure to financial loss.
This Code does not specifically address every potential form of unacceptable conduct, and it is expected that Members will exercise good judgment in compliance with the principles set out in this Code. Each Member has a duty to avoid any circumstance that would violate the letter or spirit of this Code. Unscrupulous dealings, non-compliance with this Code or the law or other dishonest or unethical business practices are forbidden and may result in disciplinary action, including termination from employment or termination of contractual relations.
It is important that Pengrowth be made aware of circumstances that may indicate possible violations of law or this Code. Pengrowth and applicable law prohibit any form of retaliation for raising concerns or reporting possible misconduct in good faith or for assisting in the investigation of possible misconduct. Any violations of this Code must be promptly reported to an appropriate person as outlined in Appendix “A”. Any Member may submit a complaint regarding a suspected violation of the Code without fear of dismissal or retaliation.
Policy
Pengrowth and all of its Members will adhere to the highest ethical standards in all our business activities. Any situation, decision or response should first consider what is right and how it reflects on Pengrowth. Although the various matters described in this Code do not cover the full spectrum of employee and contractor activities, they are indicative of the type of behaviour expected from employees and contractors in all circumstances.

Members are expected to comply with all aspects of this Code.
If a director or officer has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the Chief Financial Officer, Lead Director or the Chairman of the Board of Directors of Pengrowth Corporation.
If an employee has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the employee’s manager. It is recognized that there may be situations in which it is impractical or inappropriate for an employee to bring the matter to his or her manager. In these instances, employees should seek the advice of the Director, Human Resources or Pengrowth’s legal counsel.
If a consultant or contractor has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this policy, the matter should be discussed with the consultant’s or contractor’s supervisor.
Compliance with the Law
A concern for what is right underlies all business decisions. An issuer may be held liable for the wrongful actions of its directors, officers, employees, consultants or contractors. Accordingly, each Member must ensure that his or her dealings and actions on behalf of Pengrowth comply with the spirit and intent of all relevant legislation and regulations including those set by a self regulatory body or professional organization. Particular attention is directed to the laws and regulations relating to discrimination, privacy, securities, labour, safety and the environment.
In addition to the laws imposed by statute, the law also imposes a duty upon a company to honour agreements, whether in writing or not, and to act reasonably and in a manner that will not cause harm to others. Members must diligently ensure that their conduct is not and cannot be interpreted as being a contravention of laws governing the affairs of Pengrowth in any jurisdiction where it carries on business.
Ignorance of the law will not usually excuse a party who contravenes a law. Members are responsible to keep informed of laws which may affect those affairs of Pengrowth which are under his or her control.
Whenever a Member is in doubt about the application or interpretation of any legal requirement or has questions about whether particular circumstances may involve illegal conduct, the individual should immediately seek the advice of his or her manager or consult Pengrowth’s legal counsel.
Pengrowth is subject to legislation in Canada, the United States and other jurisdictions that prohibits corrupt practices in dealing with foreign governments. These laws make it an offence to make or offer a payment, gift or other benefit to a foreign public official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business. Violation of this legislation may result in substantial penalties to Pengrowth and to individuals. Foreign public officials include all people who perform public duties or functions for a foreign state. This can include anyone “acting in an official capacity” or under a delegation of authority from the government to carry out government ownership or control, such as national oil companies, regardless of whether the government in question has majority ownership or control.
Pengrowth, as well as each Member, must take all responsible steps to ensure that the requirements of this legislation are strictly met. No payments, gifts or other benefits are to be given, directly or indirectly, to foreign public officials, political parties or political candidates for the purpose of influencing government decisions in Pengrowth’s favour or for securing other improper advantages. Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a foreign public official, political party or political candidate.
There are certain types of payments to foreign public officials that are allowed under both the Canadian and U.S. legislation called “facilitation” or “facilitating” payments. These are small payments or tips requested in the context of having routine administrative actions performed by foreign public officials. Members should be aware that such payments are permissible only under very limited circumstances. Advice should be sought from Pengrowth’s legal counsel with respect to the amount and advisability of making a facilitation payment. Moreover, we must ensure that any such payments are properly recorded in accordance with Pengrowth’s accounting procedures.
Health, Safety and the Environment
Pengrowth is committed to safe and healthful working conditions for all Members and third parties, and to conducting its activities in an environmentally responsible manner consistent with the principles of sustainable development.
Members are expected to read and to understand Pengrowth’s Environmental and Safety Policies and Procedures and participate fully in this effort by improving operations to avoid injury or sickness to persons, and damage to property and the environment and by giving due regard to all applicable safety standards, regulatory requirements, technical and conventional standards and restraints.
All conditions, situations or accidents which give rise to health, safety or environmental concerns must be immediately reported to the Manager, Safety and Training or the Manager, Environment.
Pengrowth authorizes each of its Members to take any emergency actions that are necessary or desirable to minimize any critical health, safety or environmental problems provided those actions are consistent with Pengrowth’s philosophy and practices regarding health, safety and environmental protection.
Public Reporting
Full, fair, accurate, timely and understandable disclosure in the reports and other documents that Pengrowth files with, or submits to, the securities commissions and in its other public communications is critical for Pengrowth to maintain its good reputation, to comply with its obligations under the securities laws and to meet the expectations of its securityholders and other members of the investment community.

Persons responsible for the preparation of such documents and reports and other public communications are to exercise the highest standard of care in their preparation in accordance with the following guidelines:
•	all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;

•	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

•	all accounting records must fairly and accurately reflect in reasonable detail Pengrowth’s assets, liabilities, revenues and expenses;

•	no accounting records should contain any false or intentionally misleading entries;

•	no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

•	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•	no information should be concealed from the internal auditors or the independent auditors; and

•	compliance with Pengrowth’s system of internal controls is required.
Conflict of Interest
Members must avoid interests or relationships where their personal interests may affect their judgement in acting in the best interests of Pengrowth. This requires that each Member act in such a manner that his or her conduct will bear the closest scrutiny should circumstances demand that it be examined.
Where a conflict of interest situation may exist or be perceived to exist, the Member may be put in a compromising position or his or her judgement may be questioned. Pengrowth wants to ensure that all Members are, and are perceived to be, free to act in the best interests of Pengrowth. Disclosure of areas of potential conflict of interest will allow appropriate steps to be taken to protect the individual from these situations.
Each director and officer who is a party to a material contract or proposed material contract with Pengrowth or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Pengrowth of which he has knowledge is required to disclose in writing to the Chairman of the Board of Directors the nature and extent of the director’s or officer’s interest. The Chairman shall make any such disclosure concerning himself to the Lead Director.

Officers, employees, consultants and contractors are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the person of what steps should be taken. Directors are required to disclose to the chairman of the Corporate Governance Committee (or, in the case of the chairman of the Corporate Governance Committee, to another member of the Committee) all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties as directors.
There are many situations which can be classified as conflicts of interest, but the following examples illustrate those that are most common.
     Private Business
Unless otherwise consented to by his or her immediate superior, a Member, either directly or indirectly through his or her immediate family or by any other means, must not have a personal financial interest in, or place himself or herself in a position where he or she could derive a benefit or interest from, a business transaction with Pengrowth, which financial interest or benefit is of such a nature that it would reasonably be expected to create a conflict of interest for the Member.
This, however, does not prevent a Member and his or her family from having ownership in publicly traded shares or equity in companies which may do business with Pengrowth or prevent a consultant or contractor from providing his or her services to Pengrowth through a third party corporation.
     Payments
It is Pengrowth’s policy to deal fairly and lawfully with all customers, suppliers and independent contractors purchasing or furnishing goods or services. All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.
Members shall not accept gratuities or favours of any sort having more than a nominal value from any person, organization or group that does, or is seeking to do, business with Pengrowth or any of its affiliates or from a competitor of Pengrowth or any of its affiliates. Members should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special privileges of value or loans from any person, organization or group that does, or is seeking to do, business with Pengrowth or any of its affiliates (unless they are in the business of lending, and then only on conventional terms) or from a competitor of Pengrowth or any of its affiliates. Gifts of nominal value (advertising mementos, desk calendars or pens), acceptance of hospitality or entertainment (lunch, dinner or tickets to a local sporting event) and attendance at transaction closing celebrations are acceptable, provided that acceptance of such gifts, hospitality or entertainment and closing celebrations would not reasonably be expected to create a conflict of interest. Directors should report gifts of a questionable nature to the Lead Director or Chairman of the Board of Directors and officers, employees, consultants and contractors should report gifts of a questionable nature to their superior.
Except as contemplated herein, no Member shall offer or provide, either personally or on behalf of Pengrowth, any expensive gifts, excessive entertainment or payments of any amount of money to any supplier, customer, sub-contractor, or competitor of Pengrowth’s, or to any public official or their representatives, nor pay to them, either directly or indirectly, any commissions or fees which are excessive in relation to the services rendered. Modest gifts, favours and entertainment may be furnished by Members whose duties permit them to do so, provided all of the following tests are met:
➢	they are not in cash or securities and are of nominal value;

➢	they do not contravene any law and are made as a matter of general and accepted practice or in accordance with corporate policy; and

➢	if subsequently disclosed to the public, they would not in any way embarrass Pengrowth or their recipients.
It is acknowledged that, from time to time, Pengrowth holds investor conferences, the purpose of which is to educate investors and brokers about the oil and gas business generally and Pengrowth’s business specifically. A portion of the costs incurred by attendees of the conferences is paid by Pengrowth.
     Political Contributions
Any political contribution made on behalf of Pengrowth shall comply with the following requirements:
(a)	any such contribution may only be made to a political party and not to an individual candidate for election to public office;

(b)	any such contribution requires the approval of the Chief Executive Officer; and

(c)	any such contribution must be within the approved operating budget of Pengrowth.
Contributions are deemed to include money, anything of value (e.g., loans, services or the use of Pengrowth facilities or assets) and time spent by employees during normal work hours away from work responsibilities. Individual Members are free to make political contributions in their personal capacity.
     Involvement with Not-for-Profit Organizations
As a responsible community citizen, Pengrowth encourages and supports employee participation in charitable, educational, cultural, political and not-for-profit organizations. Employees are reminded that such participation should not be of a nature or extent that it adversely affects an employee’s job performance or puts the employee in a conflict of interest position (see “Conflict of Interest” above).
     Outside Employment
Pengrowth recognizes that some employees may, from time to time, hold additional part-time employment outside their employment relationship with Pengrowth. Employees are reminded that any such outside employments should not be of a nature or extent that it adversely affects the employee’s job performance at Pengrowth or puts the employee in a conflict of interest position (see “Conflict of Interest” above). All employees who hold management positions with Pengrowth shall obtain the approval of their supervisor before accepting any such outside employment.
     Directorships
Any officer or employee shall obtain the approval of the Chief Executive Officer prior to accepting a position as a director of a for-profit company or business organization. The Chief Executive Officer shall obtain the approval of the Board of Directors prior to accepting a position as a director of a for-profit company or business organization. A director shall advise the Lead Director and the Chairman of the Board of Directors prior to accepting a position as a director of a for-profit company or business organization.
     Government Relations
Pengrowth, as a company offering services to a regulated industry and providing services which relate directly to regulations, must be especially sensitive to the interaction with public officials. All interaction and communications between Members and public officials are to be conducted in the highest ethical manner and must not compromise the integrity or reputation of any public official, Pengrowth, its affiliates or its employees.
Confidential Information
In the course of their work, Members may have access to information that is confidential, privileged, of value to competitors of Pengrowth or might be damaging to Pengrowth if improperly disclosed. Pengrowth respects privileged customer and employee related information, and therefore all Members must protect the confidentiality of such information.
The use or disclosure of confidential information must be for company purposes only and not for personal benefit or the benefit of others. This applies to disclosure of confidential information concerning Pengrowth or its business activities as well as information with respect to companies having business dealings with Pengrowth. To preserve confidentiality, disclosure and discussion of confidential information should be limited to those individuals who need to know the information.
     Company Information
Members must guard against improper disclosure of information that may be of competitive value to Pengrowth.
Pengrowth is in a competitive environment with other companies offering similar services. Certain records, reports, papers, devices, processes, plans, methods and apparatus of Pengrowth, including methods of doing business, strategies and information on costs, prices, sales, profits, markets and customers are the property of Pengrowth and are considered to be confidential and proprietary. Members must not reveal such confidential information without consent from their superiors.
Confidential information does not include information which is already in the public domain. Certain information may be released by Pengrowth (to comply with securities regulations, for example), however the release of such information is a decision of the Board of Directors and senior management. If there is any doubt as to what can or cannot be discussed outside of Pengrowth, Members should err on the side of discretion and not communicate any information. For more specific advice, your immediate manager or the Chief Financial Officer should be consulted.
These obligations regarding confidential information continue to apply to all Members following cessation of their employment or contractual relations with Pengrowth.
     Inside Information
Certain information, which Pengrowth treats as confidential, may influence the price or trading of Pengrowth’s trust units or other securities if it is disclosed to members of the public. Inside information would include information concerning major contracts, proposed acquisitions or mergers, and sales or earnings figures. Members shall not use such inside information for their own financial gain or for that of their associates.
Inside information is information which (1) has not been publicly released, (2) is intended for use solely by Pengrowth and not for personal use, or (3) is the type usually not disclosed by Pengrowth. All individuals who come into possession of material inside information, before it is publicly disclosed, are considered to be in a special relationship with Pengrowth for the purposes of securities laws. The husbands, wives, immediate families and those under control of insiders may also be regarded as being in a special relationship with Pengrowth. Included in the concept of insider trading is “tipping” or revealing inside information to individuals to enable such individuals to trade in a company’s securities on the basis of undisclosed information.
Members are responsible for being familiar with and abiding by all laws, regulations and rules respecting “insiders” and “insider trading”. The various provincial securities legislation and business corporations acts impose certain liabilities upon every Member of Pengrowth, and any associate of such person, from using for their own benefit in connection with a trade in securities of Pengrowth any inside information, including that which, if generally known, might reasonably be expected to affect materially the market price of shares or other securities.
Pengrowth’s policy parallels the law in that all Members who receive inside information about Pengrowth, its associates, affiliated companies and other companies in which it has an interest are in a position of trust and they must not trade in trust units or other securities on the basis of the information they possess, or otherwise make use of the information for their own benefit or advantage until at such time as the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated.
Pengrowth has adopted the following rule in respect of trading in securities of Pengrowth by its Members:
If you have knowledge of a material fact, pending change of fact, or material change related to the affairs of Pengrowth or any public issuer involved in a transaction with Pengrowth which is not generally known, no purchase or sale may be made until the knowledge has been made public. In addition, this knowledge must not be conveyed to any other person for the purpose of assisting that person in trading securities.

For purposes of this rule, public issuer includes any issuer, whether a corporation or otherwise, whose securities are traded in a public market, whether on a stock exchange or “over the counter”. Material change or material fact is one which would be expected to have a significant effect on the market price or value of any securities of a public issuer.
Pengrowth encourages Members to be securityholders in Pengrowth as one way to more tangibly link shareholder interests with those of the Members. However, Members possessing inside information are expected to show integrity and use proper judgement in timing their investments. If in doubt as to the propriety of actions, the Member should seek the advice of the Chief Financial Officer. Reference should be made to the Policy on Trading in Securities of Pengrowth Energy Trust.
     Books of Account
Accurate, timely and reliable books of account and records are essential for effective management to ensure Pengrowth meets its business, legal and financial obligations. As a result, Members should ensure all transactions with which they are involved are authorized and executed in accordance with Pengrowth’s procedures and that all transactions are completely and accurately accounted for and recorded.
     Patents and Inventions
All inventions, discoveries and copyrights made by Members during or as a result of their employment or contractual relations with Pengrowth (where company time, equipment, resources or pertinent information has been used for personal gain) are the property of Pengrowth unless a written release is obtained from the Chief Executive Officer.
Pengrowth and its Members honour the proprietary rights of others as expressed in patents, copyrights, trademarks and industrial design.
     Community Relations
In its business, Pengrowth and its Members come in contact with many members of the business and investment community, including individuals, community groups, public officials and members of the media. Pengrowth strives to maintain its good reputation in the community and therefore needs to ensure that individuals speaking on behalf of Pengrowth recognize and deal with sensitive issues in an appropriate manner. Enquiries from members of the community related to matters of a sensitive nature should be directed to the Director of Government and Public Affairs or a member of senior management. The Director of Government and Public Affairs is then required to refer the matter to either the Chief Executive Officer or Chief Financial Officer whereby such senior officers will respond on behalf of Pengrowth. Reference should also be made to the Corporate Disclosure Policy of Pengrowth Energy Trust.

Company Property and Opportunities
All Members are responsible for protecting Pengrowth’s assets. Personal use of Pengrowth’s property, including investment and other business opportunities, is not permitted without specific authorization.
Accounting and Financial Reporting
Pengrowth is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Every Member is required to follow prescribed accounting and financial reporting procedures. All accounting records should accurately reflect and describe corporate transactions. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature of the activity.
Any suspected violation relating to accounting or financial reporting matters should be reported directly to Grant Thornton LLP pursuant to Appendix “A” to this document.
Employee Relations and Reporting
The continued success of Pengrowth is dependent on our employees, the work they perform, the ideas they contribute, and the ability, creativity and initiative they bring to the organization.
In working together, Pengrowth Members must ensure they treat each other with respect, dignity, honesty and fairness. Pengrowth is committed to providing opportunity for employees to be fully challenged, to develop their skills and abilities, and to reach their career goals.
In all matters related to the supervision and development of Members, including hiring, supervision, compensation, promotion and termination, no person will be discriminated against because of race, religious beliefs, gender (including sexual harassment and pregnancy), sexual orientation, physical or mental disability, ancestry or place of origin.
All Members are encouraged to report any behaviour of other Members which they reasonably believe is illegal or unethical to the Director, Human Resources. Any suspected violation of this Code should be reported directly to the chairman of the Corporate Governance Committee or to Grant Thornton LLP pursuant to Appendix “A”. Reporting can be done on an anonymous basis if the person wishes to do so. No adverse action will be taken against any individual for making a complaint or disclosing information in good faith, and any Member who retaliates in any way against an individual who in good faith reports any violation or suspected violation of this Code will be subject to disciplinary action.
Policies, Procedures and Internal Controls
It is essential that all Members follow established policies, procedures and internal controls. Any exception to established policies, procedures and internal controls is prohibited, unless appropriately authorized in advance by any two officers of Pengrowth who shall report all such approved exceptions to the Audit Committee. Exceptions to this Code are dealt with below under “Exceptions and Changes”.

Acknowledgement
It is essential that all Members of Pengrowth understand and adhere to this Code.
All Members of Pengrowth will be asked to acknowledge, in writing, their review of and agreement to be bound by this Code as a condition of their new or continuing employment or contractual relations, as the case may be. This acknowledgment must be made: (i) in the case of directors, upon election to the board of directors of the Corporation and annually thereafter; (ii) in the case of officers and employees, upon the commencement of employment and annually thereafter, (iii) in the case of consultants and contractors, upon commencement of this contractual relation and annually thereafter, and such acknowledgement may be provided in electronic format.
The form of certification attached as Appendix “B” is to be used by each Member to disclose any personal facts or dealings that are non-compliant with this Code.
Exceptions and Changes
In very limited circumstances, exceptions may be made by Pengrowth under this Code. Any exception proposed to be made under this Code shall be presented by the Chief Executive Officer to the Corporate Governance Committee for its approval.
Any change to this Code must be in writing, approved by the Board of Directors and signed by the Chief Executive Officer of Pengrowth Corporation and will be disclosed as required by applicable laws and regulations and listing standards.

Appendix “A”
Complaint Procedures
For Accounting, Financial Reporting and Auditing Matters
and Violations of the Code of Business Conduct and Ethics
Any director, officer or employee of Pengrowth Corporation and its subsidiaries (collectively, referred to herein as “Pengrowth”) may submit a complaint regarding accounting or auditing matters to the management of Pengrowth without fear of dismissal or retaliation of any kind. Pengrowth is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Audit Committee of Pengrowth will oversee treatment of employee concerns in this area.
Any director, officer, employee, consultant or contractor of Pengrowth may submit a complaint regarding a suspected violation of the Code of Business Conduct and Ethics to the management of Pengrowth without fear of dismissal or retaliation. The Governance Committee of Pengrowth will oversee treatment of employee concerns in this area.
In order to facilitate the reporting of complaints, the Board of Directors of Pengrowth has established the following procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, financial reporting or auditing matters (“Accounting Matters”); (ii) the receipt, retention and treatment of complaints regarding suspected violations of the Code of Business Conduct and Ethics (“Conduct Matters”); and (iii) the confidential, anonymous submission by directors, officers and employees of concerns regarding questionable Accounting Matters and Conduct Matters.
Receipt of Complaints
•	Directors, officers and employees with concerns regarding an Accounting Matter may report their concerns to the chairman of the Audit Committee.

•	Directors, officers, employees, consultants or contractors with concerns regarding a Conduct Matter may report their concerns to the chairman of the Corporate Governance Committee.

•	Directors, officers and employees may report concerns regarding an Accounting Matter or a Conduct Matter on a confidential or anonymous basis to Grant Thornton LLP, at 1-888-747-7171 or usecare@GrantThornton.ca.

•	A director, officer or employee who makes an anonymous submission must be sure to provide sufficient detail to identify the concern being raised. Because the submission is made anonymously, the Audit Committee or the Corporate Governance Committee, as the case may be, will be unable to follow up if there are additional questions. The complaint should, at a minimum, contain dates, places, persons involved and witnesses such that a reasonable investigation or assessment can be conducted.
Scope of Accounting Matters Covered by These Procedures
These procedures relate to director, officer or employee complaints relating to any questionable Accounting Matters, including, without limitation, the following:

•	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of Pengrowth;

•	fraud or deliberate error in the recording and maintaining of financial records of Pengrowth;

•	deficiencies in or non-compliance with Pengrowth’s internal accounting controls;

•	misrepresentation or false statement to or by a director, officer, employee or external accountant regarding a matter contained in the financial records, financial reports or audit reports of Pengrowth; or

•	deviation from full and fair reporting of Pengrowth’s financial condition.
Treatment of Complaints
•	Grant Thornton LLP shall inform (i) the chairman of the Audit Committee of all complaints and concerns provided to it in respect of Accounting Matters; and (ii) the chairman of the Corporate Governance Committee of all complaints provided to it in respect of Conduct Matters.

•	Upon receipt of a complaint or concern, the chairman of the Audit Committee or chairman of the Corporate Governance Committee, as the case may be, will (i) determine whether or not the complaint actually pertains to an Accounting Matter or a Conduct Matter and (ii) when possible, acknowledge receipt of the complaint to the sender.

•	Complaints relating to an Accounting Matter will be reviewed by the Audit Committee, outside legal counsel or such other persons as the Audit Committee determines to be appropriate. Complaints relating to a Conduct Matter will be reviewed by the Corporate Governance Committee, outside legal counsel and such and the persons as the Corporate Governance Committee determines to be appropriate. In any case, confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

•	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee or the Corporate Governance Committee, as the case may be.

•	Pengrowth will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any individual in the terms and conditions of employment based upon any lawful actions of such individual with respect to reporting of complaints in good faith regarding any Accounting Matter or any Conduct Matter.

•	Pengrowth will regard the making of any deliberately false or malicious allegations by an employee as a serious offence which may result in recommendations to the Board of Directors or to senior management of Pengrowth for disciplinary action including dismissal for cause and, if warranted, legal proceedings.

Reporting and Retention of Complaints and Investigations
•	The chairman of the Audit Committee and the chairman of the Corporate Governance Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee or the Corporate Governance Committee, as the case may be.
Adopted by the Board of Directors of Pengrowth Corporation, as administrator of Pengrowth Energy Trust, on February 17, 2009.

Appendix “B”
Awareness Statement on Code of Business Conduct and Ethics
To be completed by all directors, officers, employees, consultants and contractors of Pengrowth Energy Trust and its subsidiaries (“Pengrowth”)
I have recently read the Code of Business Conduct and Ethics of Pengrowth (the “Code”), and I can certify that, except as specifically noted below:
1.	I understand the content and consequences of contravening the Code and agree to abide by the Code.

2.	I am in compliance with the Code.

3.	All facts and dealings which I believe to be non-compliant with the Code have been communicated to the appropriate representative of Pengrowth and are detailed below.

4.	(If applicable) After due inquiry and to my best knowledge and belief, no employee, consultant or contractor under my direct supervision is in violation of the Code.

5.	I have and will continue to exercise my best efforts to assure full compliance with the Code by myself and (if applicable) all employees, consultants and contractors under my direct supervision.

Print or type name:

Signature:

Title and location:

Date:

Facts and dealings that I believe to be non-compliant with the Code
(Including potential conflict of interest situations)
1.

2.
(If required, provide additional details on separate sheet).